Exhibit 99.1

For Immediate Release

Crumbs Holdings LLC and 57th Street General Acquisition Corp. Announce Execution of
Business Combination Agreement
Companies to Conduct Investor Conference Call on Monday, January 10 at 11:00 a.m. EST
Presentation at the 13th Annual ICR XChange Conference on January 12 at 4:40 p.m. EST

Crumbs Bake Shop Highlights

•	Creator of the gourmet cupcake and the largest US-based retailer of cupcakes
•	Demonstrated track record of profitable growth with a 3-year revenue CAGR of 81.8%
•	Attractive unit economics with an average transaction of $18-$20 and average sales per square foot in excess of $1,000
•	Transaction allows for an initial expansion to a planned 200 locations in the top 15 markets by year-end 2014
•	Ranked number 10 on Inc. Magazine’s list of the fastest-growing private companies of 2009 within the food & beverage industry, and ranked number 10 on their list of breakout companies of 2010
•	Business combination valued at approximately $82.1 million on a fully diluted basis, implying a multiple of 16.4 times projected 2011 Adjusted EBITDA, and 6.7 times projected 2012 Adjusted EBITDA

New York, NY.  January 10, 2011 – Crumbs Holdings LLC (“Crumbs”), the creator of the gourmet cupcake and the largest US-based retailer of cupcakes, which operates under the name Crumbs Bake Shop, and 57th Street General Acquisition Corp. (“57th Street”) (OTC BB: SQTCU.OB), a special purpose acquisition company, announced today that they have entered into an agreement through which 57th Street will acquire Crumbs.  The proposed transaction is expected to be completed in March 2011. Following the closing of the transaction, 57th Street intends to change its name to Crumbs Bake Shop and list on the NASDAQ Stock Market as soon as reasonably practicable.

The Crumbs management team, led by Jason Bauer, co-Founder and Chief Executive Officer; Mia Bauer, co-Founder and Chief Creative Officer; and John Ireland, Chief Financial Officer; will continue to lead the Crumbs following the consummation of the business transaction with 57th Street.  Edwin Lewis, former Chief Executive Officer of both Tommy Hilfiger, Inc., and Mossimo, Inc., and a former senior executive at Polo Ralph Lauren Corporation, is expected to serve on the Crumbs Board of Directors.   Mr. Lewis, an early investor in Crumbs, played a crucial role in the growth and success of both the Polo Ralph Lauren and Tommy Hilfiger brands and is credited with the turnaround of Mossimo along with its subsequent sale to Iconix Brands.

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Jason Bauer, co-Founder and Chief Executive Officer of Crumbs, said, “Mia and I never could have envisioned  how far Crumbs would come when we started eight years ago.  This transaction is a statement for us about how many lives Crumbs has touched and eight years of really hard work and the dedication of our amazing employees.  We are very excited about Crumbs’ future and look forward to becoming a public company upon the closing of our transaction with 57th Street.  The additional equity capital that may be available should enable us to execute our development strategy more quickly and help us reach our initial expansion to a planned 200 locations in the top 15 markets by year-end 2014.”

Edwin Lewis added, “My initial investment in Crumbs was predicated on my high personal regard for Jason and Mia, the performance of their initial stores, and the significant potential for the brand.  To that point, with their creation of the gourmet cupcake and the subsequent experience they provide, they have defined a new, high-end fast-casual category.  Although the concept’s broad day-part acceptance, wide demographic appeal, and numerous growth statistics back up that positioning, what I’m most impressed by is the power of the brand which exhibits fierce customer loyalty in all its markets.  Ultimately, it is this relationship with consumers that will serve as the foundation for unit expansion, the development of additional baked goods, and the growth of the Crumbs’ emerging beverage platform.  I look forward to working with management and I’m excited to see the company so well positioned to create value for shareholders as they execute their plan.”

Mark Klein, Chairman, Chief Executive Officer and President of 57th Street, commented, “We are very pleased to be partnering with Crumbs on this transaction.  The cupcake category is a unique subsection of the burgeoning fast-casual segment of the restaurant industry, and Crumbs has emerged as the cupcake leader with significant long-term potential.  Crumbs benefits from a founder-driven culture and an experienced management team that has proven successful in expanding from a single Manhattan bake shop to 34 locations across the country.  After reviewing a significant number of potential opportunities, we determined that given its significant potential for growth and further development of its brand, Crumbs presented the most attractive and compelling private company and was best aligned with our goal of maximizing value for our shareholders.”

Overview of Crumbs Bake Shop

Crumbs, the creator of the original gourmet cupcake, was co-founded in 2003 in New York City by Mia and Jason Bauer.  Crumbs is now the industry standard for cupcakes and the largest US-based retailer of cupcakes.  As of January 10, 2011 Crumbs operated 34 company stores in six states and Washington DC, including 14 locations in New York City.  The Company also has a rapidly expanding e-commerce division at www.crumbs.com that ships cupcakes nationwide.

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Crumbs offers an enticing blend of comfort-oriented classics and elegant baked goods, with a specialty in Crumbs Signature-size cupcakes.  Its over 75 cupcake varieties are baked fresh daily using only natural ingredients, including Black Bottom Cheesecake, Caramel Apple, Cookies & Cream, Chocolate Covered Strawberry, Chocolate Pecan Pie, and Red Velvet.  Crumbs also offers more than 150 different sweets daily including cakes, pies, cookies, danishes, scones, croissants, brownies, and muffins.  Birthday and special occasion cakes can be custom ordered, and are baked fresh within 24 hours.  In addition, Crumbs offers gourmet whole leaf teas, espresso and drip coffees, hot chocolate made with real Ghirardelli chocolate, homemade sodas, and fresh squeezed lemonade.  The average sales transaction is between $18 and $20, as it is common for customers to purchase a six pack of cupcakes to share at the office, to bring home to their family, or to take to some other event.

Crumbs appeals to a wide demographic of customers who span every socio-economic class.  It has already proven to be successful in urban, suburban, commercial, and residential markets, and more recently, it has expanded into transportation hubs such as Union Station in Washington DC and the Continental Airlines Terminal at Newark Liberty Airport in Newark, NJ.  The Newark location marks the first time a bake shop concept specializing in cupcakes has had an airport presence.

Crumbs’ sales metrics are among the highest in its peer group, as a typical Crumbs bake shop generates $1.1 million in average volumes and in excess of $1,000 in sales per square foot.  Its distinctive operating model, which consists of company stores, unique recipes, and geographic clustering, is rapidly scalable and generates industry high margins and returns on investment.  Further details on Crumbs’ unit-level metrics will be discussed on the conference call announcing the business combination and can be found in the investor presentation posted on www.crumbs.com.

Crumbs is gaining significant brand recognition and was ranked number 10 on Inc. magazine’s list of the nation’s fastest-growing private companies of 2009 within the food & beverage industry.  Crumbs was also ranked number 10 on Inc. Magazine’s list of top breakout companies of 2010, which includes such notable entities as Foursquare, Groupon, and Pandora Radio.

Crumbs Financial Highlights and Multiyear Outlook

Based on preliminary results for the fourth quarter ended December 31, 2010, total sales for 2010 are expected to be $31.1 million while net income is expected to be between $1.7 and $1.9 million and Adjusted EBITDA is expected to be between $2.4 and $2.6 million.  These preliminary results above are only estimates and may change.  Crumbs is continuing to prepare its financial statements for its fourth quarter and fiscal year ended December 31, 2010 and has not finalized its financial results.  Additionally, the financial statements for the fiscal year ended December 31, 2010 will be subject to audit and as a result are subject to adjustment and change.

Crumbs opened a total of seven stores in 2010, and ended the year with 34 locations in six states and Washington DC.

Total sales for 2011 are expected to be between $45 to $50 million, while net income is expected to be between $3.1 and $3.9 million and Adjusted EBITDA is expected to be between $4.6 and $5.4 million.  Crumbs intends to open another 15 to 21 stores in 2011 (49 to 55 by year-end), with the majority of new locations to open in the second half of 2011.

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In terms of longer-term projections, total sales for 2012 are expected to be between $85 and $90 million, while net income is expected to be between $8.0 and $9.0 million and Adjusted EBITDA is expected to be between $11.8 and $12.8 million.  Crumbs anticipates opening another 40 to 45 stores in 2012 (89 to 100 by year-end).  Lastly, Crumbs plans an initial expansion to 200 locations in the top 15 markets by year-end 2014.

Summary of Business Combination Transaction

Under the terms of the definitive agreement, the initial consideration to the owners of Crumbs will be equity securities exchangeable into 3.9 million shares of 57th Street common stock and $27.0 million in cash for aggregate consideration at closing of approximately $66.0 million.

In addition, Crumbs shareholders will be entitled to receive up to an aggregate of 4.4 million earn-out shares which will be held in escrow at the closing of the transaction and released based on either meeting certain Adjusted EBITDA targets in 2013 - 2015 or stock-price performance targets in 2011 - 2013.

As a condition to closing the transaction, 57th Street will provide its current stockholders with the opportunity to redeem their shares of common stock for cash equal to their pro rata share of the aggregate amount on deposit in the trust account set up to hold the proceeds of 57th Street’s initial public offering, less taxes, upon the consummation of the business transaction.  57th Street intends to conduct these redemptions without a stockholder vote and pursuant to the tender offer rules of the Securities and Exchange Commission, or SEC. The tender offer documents to be filed with the SEC will contain substantially the same financial and other information about the business transaction and the redemption rights as is required under the SEC’s proxy rules.  The tender offer is expected to close simultaneously with the closing of the business combination.

Concurrent with the closing of the business combination, a voluntary warrant tender offer for 9.2 million outstanding 57th Street warrants at $1.00 per warrant will be made by 57th Street.  The 57th Street sponsor group has agreed to tender all 3.7 million private placement warrants held by the sponsor group.  The warrant tender offer is expected to close simultaneously with the closing of the business combination.

On a fully-diluted basis, including 57th Street’s existing capitalization, the pro forma enterprise value at closing is approximately $82.1 million.  Based on Crumbs’ financial outlook, this implies a valuation multiple of 16.4 times estimated 2011 Adjusted EBITDA of approximately $5.0 million, and 6.7 times projected 2012 Adjusted EBITDA of approximately $12.3 million.  Both of these Adjusted EBITDA estimates are at the midpoint of the aforementioned projected ranges.

The business combination is currently expected to be completed in March 2011.  The actual closing is subject to the completion of a tender offer pursuant to the terms of 57th Street’s initial public offering, along with customary closing conditions.

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Conference Call Information

Crumbs and 57th Street will host a joint conference call to discuss the business combination today, January 10, 2011 at 11:00 a.m. EST.  Interested parties may listen to the call via telephone by dialing 888-378-4353, or for international callers, 719-457-2632.  A telephone replay will be available shortly after the call and can be accessed by dialing 877-870-5176 (confirmation code: 4458421), or for international callers, 858-384-5517 (confirmation code: 4458421).  The replay will be available until January 30, 2011, at 11:59 p.m. EST.

The conference call webcast and an investor presentation with more detailed information regarding the business transaction will be available at www.crumbs.com and www.sec.gov.

Presentation at the ICR XChange Conference

Jason Bauer, co-Founder and Chief Executive Officer, and John Ireland, Chief Financial Officer, will present Crumbs at the 13th Annual ICR XChange Conference at The St. Regis Monarch Beach Resort & Spa in Dana Point, California on Wednesday, January 12, 2011 at 4:40 p.m. EST.  Interested parties may listen to a webcast of this presentation at www.crumbs.com.

About 57th Street

57th Street is a blank check company formed on October 29, 2009 for the purpose of acquiring an operating business or assets, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or other similar business transaction.  In May 2010, 57th Street consummated its initial public offering of 5,456,300 units, each unit consisting of one share of common stock, $0.0001 par value per share, and one warrant, each to purchase one share of 57th Street’s common stock.  Aggregate proceeds of $54,475,303 from the IPO and its concurrent private placement were placed in trust pending completion of 57th Street’s initial business combination.

Note Regarding Financial Information of Crumbs

The financial information and data of Crumbs contained in this press release is derived from Crumbs’ unaudited financial statements and data and may not conform to Regulation S-X.  Accordingly, such information and data may be adjusted and presented differently in the tender offer materials to be mailed to 57th Street’s security holders.

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Non-GAAP Information

Crumbs is providing Adjusted EBITDA information, which is defined as net income of the Company, including net income attributable to any non-controlling interest, determined in accordance with all applicable and effective GAAP pronouncements up to December 31, 2010, before interest income or expense, income taxes and any gains or losses resulting from the change in estimate relating to the Tax Receivable Agreement, depreciation, amortization, losses or gains resulting from adjustments to the fair value of the contingent consideration, stock-based compensation expense, extraordinary or non-recurring expenses and all other extraordinary non-cash items for the applicable period as a compliment to U.S. generally accepted accounting principles (GAAP) results. Adjusted EBITDA measures are commonly used by management and investors as a measure of leverage capacity, debt service ability and liquidity.  Adjusted EBITDA is the measure used in the Business Combination Agreement for the targets for the release of the Contingency Consideration (up to 4,400,000 shares of common stock) to the Crumbs Members ($17,500,000 Adjusted EBITDA in 2013 with respect to half of the Contingency Consideration to the extent stock price targets have not been achieved in earlier years, $25,000,000 Adjusted EBITDA in 2014 with respect to the Contingency Consideration to the extent previous targets have not been achieved and  $30,000,000 Adjusted EBITDA in 2015 for any remaining Contingency Consideration).  Adjusted EBITDA is not considered a measure of financial performance under GAAP, and the items excluded from Adjusted EBITDA are significant components in understanding and assessing our financial performance. Adjusted EBITDA should not be considered in isolation or as an alternative to, or superior to, such GAAP measures as net income, cash flows provided by or used in operating, investing or financing activities or other financial statement data presented in our consolidated financial statements as an indicator of financial performance or liquidity. Reconciliations of non-GAAP financial measures are provided in the accompanying tables. Since Adjusted EBITDA is not a measure determined in accordance with GAAP and is susceptible to varying calculations, Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies.

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Reconciliation of Adjusted EBITDA to Net Income

The following table reconciles adjusted EBITDA to net income for the time periods indicated:

	Years Ended
	December 31	December 31		December 31
	2010	2011		2012
	(a)	(b)		(b)

Net income (1)	$1,640,000	$3,452,500		$8,522,500

Income taxes, including any gains or losses resulting from the change in estimate relating to the Tax Receivable Agreement (2)	0	282,500		1,712,500
Depreciation	605,000	1,200,000		2,000,000
Accelerated Depreciation of Abandoned Leasehold Improvements	190,000	0		0
Amortization	65,000	65,000		65,000
Interest income	0	0		0
Interest expense	0	0		0
Equity-based compensation	0	-		-
Acquisition costs	0		(c)	0

Adjusted EBITDA as presented	$2,500,000	$5,000,000		$12,300,000

(1) Net income includes net income attributable to the non-controlling interest.
(2) Assumes no exchanges of equity securities received by Crumbs owners into common stock, and therefore, no payments under the tax receivable agreement with respect to exchanges. During 2010 Crumbs was taxed as a partnership.

(a) Crumbs estimated unaudited. Does not include the estimated expenses of being a public company that are included in 2011-2014.
(b) 57th Street (on a pro forma basis taking into account the business combination) projected.
(c) Acquisition costs of Business Combination to be determined.

The December 2010 results above are only estimates.  Crumbs is continuing to prepare its financial statements for its fourth quarter and fiscal year ended December 31, 2010 and has not finalized its financial results.  Additionally, the financial statements for the fiscal year ended December 31, 2010 will be subject to audit and as a result are subject to adjustment and change.

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Forward Looking Statements

In addition to historical information, this release may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction involving 57th Street and Crumbs, including future financial and operating results; 57th Street’s and Crumb’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed transaction, these factors include, but are not limited to: the risk that more than eighty-eight percent of 57th Street stockholders will validly tender and won’t validly withdraw their shares of common stock pursuant to and prior to the expiration of the tender offer; the risk that governmental and regulatory review of the tender offer documents may delay the transaction or result in the inability of the transaction to be consummated by May 31, 2011 and the length of time necessary to consummate the proposed transaction; changing legislation and regulatory environments; changing interpretations of generally accepted accounting principles; continued compliance with government regulations; the risk that a condition to closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully; the risk that the anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; a reduction in industry profit margin; the inability to continue the development of the Crumbs brand; the ability to meet the NASDAQ Stock Market listing standards, including having the requisite number of round lot holders or shareholders; a lower return on investment; the inability to manage rapid growth; requirements or changes affecting the business in which Crumbs is engaged; general economic conditions; and the diversion of management time on transaction-related issues. These risks, as well as other risks associated with the transaction, will be more fully discussed in the Schedule TO that will be filed with the SEC in connection with the transaction. Additional risks and uncertainties are identified and discussed in 57th Street’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither 57th Street nor Crumbs undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.

Important Information about the Tender Offer

The tender offer for the outstanding securities of 57th Street referred to herein has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy 57th Street securities will be made pursuant to an offer to purchase and related materials that 57th Street intends to file with the SEC. At the time the offer is commenced, 57th Street will file a tender offer statement on Schedule TO with the SEC.  The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all security holders of 57th Street when available. In addition, all of these materials (and all other materials filed by 57th Street with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.  Security holders may also obtain free copies of the documents filed with the SEC by 57th Street by directing a request to: 57th Street General Acquisition Corp., 590 Madison Avenue, 35th Floor, New York, New York 10022.  Security holders of 57th Street are urged to read the tender offer documents and the other relevant materials when they become available before making any investment decision with respect to the tender offer because they will contain important information about the tender offer, the business combination transaction and the parties to the merger.

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Additional Information about the Merger and Where to Find It

57th Street intends to file other relevant materials with the SEC in connection with the proposed business combination transaction pursuant to the terms of the agreement.  The materials to be filed by 57th Street with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  Security holders also will be able to obtain free copies of the documents filed with the SEC from 57th Street by directing a request to: 57th Street General Acquisition Corp., 590 Madison Avenue, 35th Floor, New York, New York 10022.

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Mark Klein of 57th Street
212-409-2434

John Ireland of Crumbs
410-310-4708

Devlin Lander/Raphael Gross of ICR
203-682-8200

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